UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Gilman Ciocia, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

375908100

(CUSIP Number)

Michael P. Ryan
c/o Prime Partners, Inc.
 11 Raymond Avenue
Poughkeepsie, NY 12603
(845) 471-8600
with copies to:
Jay Kaplowitz
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, NY 10006
(212) 930-9700

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.   See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1                 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the  Notes ).

CUSIP NO. 375908100

1	NAME OF REPORTING PERSON Prime Partners, Inc. 14-1663086
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,093,798
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,093,798
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,093,798
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.13%(1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on 96,446,179 issued and outstanding on June 20, 2013.

CUSIP NO. 375908100

1	NAME OF REPORTING PERSON Michael P. Ryan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 642,580(1)
	8	SHARED VOTING POWER 16,788,014(2)
	9	SOLE DISPOSITIVE POWER 642,580(1)
	10	SHARED DISPOSITIVE POWER 16,788,014 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,430,594(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.05%(3)
14	TYPE OF REPORTING PERSON IN

(1)
Includes 538,500 shares which are beneficially owned by Mr. Ryan personally and 104,080 shares underlying options.  Does not include 26,020 shares issuable upon the exercise of unvested options awarded for employee compensation.

(2)
Includes (i) 274,216 shares which are beneficially owned by Mr. Ryan's wife, Carole Enisman, of which Mr. Ryan disclaims beneficial ownership; (ii) 1,093,798 shares which are beneficially owned by Prime Partners, Inc. of which Mr. Ryan is a shareholder, officer and director; and (iii) 15,420,000 shares which are beneficially owned by Prime Partners II, LLC of which Mr. Ryan is a member and manager.

(3)	Based on 96,446,179 issued and outstanding on June 20, 2013.

CUSIP NO. 375908100

1	NAME OF REPORTING PERSON Ralph A. Porpora
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 335,940(1)
	8	SHARED VOTING POWER 16,513,798(2)
	9	SOLE DISPOSITIVE POWER 335,940(1)
	10	SHARED DISPOSITIVE POWER 16,513,798(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,849,738(1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.46%(3)
14	TYPE OF REPORTING PERSON IN

(1)
Includes 282,500 shares which are beneficially owned by Mr. Porpora personally and 53,440 shares underlying options.  Does not include 13,360 shares issuable upon the exercise of unvested options awarded for employee compensation.

(2)
Includes (i) 1,093,798 shares which are beneficially owned by Prime Partners, Inc. of which Mr. Porpora is a shareholder, officer and director; and (iii) 15,420,000 shares which are beneficially owned by Prime Partners II, LLC of which Mr. Porpora is a member and manager.

(3)	Based on 96,446,179 issued and outstanding on June 20, 2013.

CUSIP NO. 375908100

1	NAME OF REPORTING PERSON Prime Partners II, LLC 26-0706398
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,420,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 15,420,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,420,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.99%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 96,446,179 issued and outstanding on June 20, 2013.

CUSIP NO. 375908100

1	NAME OF REPORTING PERSON Carole Enisman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 274,216
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 274,216
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 274,216
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%(1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 96,446,179 issued and outstanding on June 20, 2013.

CUSIP NO. 375908100

1	NAME OF REPORTING PERSON Ted H. Finkelstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,420,548(1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,420,548(1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,420,548(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.58%(2)
14	TYPE OF REPORTING PERSON IN

(1)
Includes 4,338,788 shares which are beneficially owned by Mr. Finkelstein personally and 81,760 shares underlying options. Does not include 20,440 shares issuable upon the exercise of unvested options awarded for employee compensation.

(2)	Based on 96,446,179 issued and outstanding on June 20, 2013.

CUSIP NO. 375908100

1	NAME OF REPORTING PERSON Dennis Conroy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 537,098
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 537,098
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,098
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%(1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 96,446,179 issued and outstanding on June 20, 2013.

CUSIP NO. 375908100

Item 1.	Security and Issuer.

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned on August 30, 2007, as amended on March 20, 2009. This Amendment No. 2 amends Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D as specifically set forth. This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Gilman Ciocia, Inc. (the "Issuer"), a Delaware corporation. The Issuer's principal executive offices are located at 11 Raymond Avenue, Poughkeepsie, NY 12603.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

This Schedule 13D is filed on a joint basis as permitted by Rule 13d-1(k) of the Securities Exchange Act of 1934 (the "Act"). The persons filing this Schedule (the "Reporting Persons") are:

(1) Prime Partners, Inc. ("Prime Partners") a New York corporation, 11 Raymond Avenue, Poughkeepsie, NY 12603. The principal business of Prime Partners is to serve as a private holding company of investments.

(2) Prime Partners II, LLC ("Prime Partners II") a New York limited liability company, 11 Raymond Avenue, Poughkeepsie, NY 12603. The principal business of Prime Partners II is to serve as a private holding company of investments.

(3) Michael P. Ryan, 11 Raymond Avenue, Poughkeepsie, NY 12603, U.S. citizen, President and Chief Executive Officer of the Issuer, holder of 40% of the common stock of Prime Partners, and holder of 50% of the ownership of Prime Partners II.  On June 25, 2010, an SEC Administrative Law Judge issued a decision which became effective on August 5, 2010 concerning an administrative proceeding before the Securities and Exchange Commission concluding that Mr. Ryan failed to reasonably supervise so as to detect and prevent violations of investment advisers under his supervision.  Mr. Ryan was fined $65,000 and prohibited from serving in a supervisory capacity with any broker, dealer, or investment adviser, including the Issuer’s wholly-owned subsidiaries, Asset & Financial Planning, Ltd. and Prime Capital Services, Inc., with the right to reapply after one year.   Mr. Ryan has not reapplied for a new supervisory license.

(4) Ralph A. Porpora, 11 Raymond Avenue, Poughkeepsie, NY 12603, U.S. citizen, employee of the Issuer and holder of 40% of the common stock of Prime Partners, and holder of 50% of the ownership of Prime Partners II.

(5) Carole Enisman, 11 Raymond Avenue, Poughkeepsie, NY 12603, U.S. citizen, Former Executive Vice President of Operations of the Issuer.

(6) Ted H. Finkelstein, 11 Raymond Avenue, Poughkeepsie, NY 12603, U.S. citizen, Vice President, Secretary and General Counsel of the Issuer.

(7) Dennis Conroy, 11 Raymond Avenue, Poughkeepsie, NY 12603, U.S. citizen, former employee of the Issuer.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Except as described above, during the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The following are the sources and the amounts of funds of the Reporting Persons used in making the purchases described in this Schedule. Prime Partners II purchased $1,542,000 of debt of the Issuer from Prime Partners on August 16, 2007, and on August 20, 2007, Prime Partners II converted the $1,542,000 of debt into 15,420,000 shares of Common Stock. On August 20, 2007, Ted H. Finkelstein converted $130,000 of debt of the Issuer into 1,300,000 shares of Common Stock, and purchased 2,100,000 shares of Common Stock for $210,000 in cash. On August 20, 2007, Dennis Conroy converted $37,500 of debt of the Issuer into 375,000 shares of Common Stock, and purchased 100,000 shares of Common Stock for $10,000 in cash.

On September 25, 2008, Ted H. Finkelstein purchased 100,000 shares of Common Stock from the Issuer for $10,000 in cash, and on October 31, 2008, Ted H. Finkelstein purchased 500,000 shares of Common Stock from the Issuer for $50,000 in cash.

On October 31, 2008, Carole Enisman purchased 250,000 shares of Common Stock from the Issuer for $25,000 in cash.

CUSIP NO. 375908100

On October 31, 2008, Michael Ryan purchased 250,000 shares of Common Stock from the Issuer for $25,000 in cash.

On February 20, 2009, the Issuer granted Michael Ryan options to purchase 130,100 shares of Common Stock at an exercise price of $0.18 per share under the Issuer’s 2007 Stock Incentive Plan, which options were scheduled to vest in 20% annual increments.  As of the date of this statement, Michael Ryan has vested options to purchase 104,080 share of Common Stock.

On February 20, 2009, the Issuer granted Carole Enisman options to purchase 111,500 shares of Common Stock at an exercise price of $0.18 per share under the Issuer’s 2007 Stock Incentive Plan, which options were scheduled to vest in 20% annual increments.  As of the date of this statement, Carole Enisman’s options have expired.

On February 20, 2009, the Issuer granted Ted Finkelstein options to purchase 102,200 shares of Common Stock at an exercise price of $0.18 per share under the Issuer’s 2007 Stock Incentive Plan, which options were scheduled to vest in 20% annual increments.  As of the date of this statement, Ted Finkelstein has vested options to purchase 81,760 share of Common Stock.

On February 20, 2009, the Issuer granted Ralph Porpora options to purchase 66,800 shares of Common Stock at an exercise price of $0.18 per share under the Issuer’s 2007 Stock Incentive Plan, which options were scheduled to vest in 20% annual increments.  As of the date of this statement, Ralph Porpora has vested options to purchase 53,440 share of Common Stock.

On March 11, 2009, Prime Partners sold 282,500 shares of Common Stock to Michael P. Ryan pursuant to a demand promissory note, and on March 11, 2009, Prime Partners sold 282,500 shares of Common Stock to Ralph A. Porpora pursuant to a demand promissory note.

On May 14, 2010, Carole Enisman received, as a gift, 10,675 shares of Common Stock from her mother.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

On August 20, 2007, the Issuer closed the sale (the "Investment Purchase Closing") of 40,000,000 shares of Common Stock, at a price of $.10 per share (the "Investment Purchase") pursuant to an Investor Purchase Agreement dated April 25, 2007 (the "Purchase Agreement") with Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P.I and WebFinancial Corporation (the "Investment Purchasers"). In addition, on August 20, 2007, the Issuer closed the sale (the "Private Placement Closing") of 40,000,000 shares of Common Stock, at a price of $.10 per share (the "Private Placement") payable in cash or by the conversion of outstanding debt or other liabilities of the Issuer by other purchasers (the
"Private Placement Purchasers") including officers, directors and employees of the Issuer.

In connection with the Investment Purchase Closing, the Issuer entered into a Shareholders Agreement dated August 20, 2007 with the Investment Purchasers and the Reporting Persons. The Shareholders Agreement is filed herewith as Exhibit 1.

Pursuant to the terms of the Shareholders Agreement: at the Investment Purchase Closing, the Investment Purchasers were given the right to designate two directors (the "Investor Directors") for election to the Issuer's Board of Directors (the "Board"); so long as the Reporting Persons own at least 10% of the outstanding shares of Common Stock, the Reporting Persons have the right to nominate two directors (the "Existing Shareholder Directors") for election to the Board; the Investor Directors and the Existing Shareholder Directors shall jointly nominate three independent directors; the Investor Purchasers and the Reporting Persons agreed to take such action as may be reasonably required under applicable law to cause the Investor Purchasers' designees and the Reporting Persons' designees to be elected to the Board; the Issuer agreed to include each of the Director designees of the Investor Purchasers and the Reporting Persons on each slate of nominees for election to the Board proposed by the Issuer, to recommend the election of such designees to the shareholders of the Issuer, and to use commercially reasonable efforts to cause such designees to be elected to the Board; one of the Investor Directors shall be appointed as a member of the Compensation Committee of the Board and one of the Investor Directors shall have the right to attend all Audit Committee meetings; the consent of one of the Investor Directors is required for certain Issuer actions above designated thresholds, including the issuance, redemption or purchase of equity or debt, the issuance of an omnibus stock plan, the creation of any new class of securities, certain affiliate transactions, changes to the Issuer's certificate of incorporation or bylaws, entering into a merger, reorganization or sale of the Issuer or acquiring any significant business assets, or material changes to the business line of the Issuer; the Investor Shareholders agreed to a one year standstill agreement concerning the acquisition of Issuer assets, Issuer securities, proxy solicitations, voting trusts or tender offers; the Investor Purchasers were granted a right of first refusal for future securities issued by the Issuer; and the Issuer was granted a right of first refusal for sales of Common Stock by the Investment Purchasers and by the Reporting Persons.

The summary of the terms of the Shareholders Agreement is qualified in its entirety by the terms of such agreement, which is filed herewith and incorporated by reference hereto as Exhibit 1.

At the Investment Purchase Closing, Nelson Obus and Frederick Wasserman were elected by the Board as the Investor Directors.

Since the Investment Purchase Closing, the following persons purchased the following additional shares of Common Stock:

On September 25, 2008, Ted H. Finkelstein purchased 100,000 shares of Common Stock from the Issuer for $10,000 in cash, and on October 31, 2008, Ted H. Finkelstein purchased 500,000 shares of Common Stock from the Issuer for $50,000 in cash.

CUSIP NO. 375908100

On October 31, 2008, Carole Enisman purchased 250,000 shares of Common Stock from the Issuer for $25,000 in cash.

On October 31, 2008, Michael Ryan purchased 250,000 shares of Common Stock from the Issuer for $25,000 in cash.

On February 20, 2009, the Issuer granted Michael Ryan options to purchase 130,100 shares of Common Stock at an exercise price of $0.18 per share under the Issuer’s 2007 Stock Incentive Plan, which options were scheduled to vest in 20% annual increments.  As of the date of this statement, Michael Ryan has vested options to purchase 104,080 share of Common Stock.

On February 20, 2009, the Issuer granted Carole Enisman options to purchase 111,500 shares of Common Stock at an exercise price of $0.18 per share under the Issuer’s 2007 Stock Incentive Plan, which options were scheduled to vest in 20% annual increments.  As of the date of this statement, Carole Enisman’s options have expired.

On February 20, 2009, the Issuer granted Ted Finkelstein options to purchase 102,200 shares of Common Stock at an exercise price of $0.18 per share under the Issuer’s 2007 Stock Incentive Plan, which options were scheduled to vest in 20% annual increments.  As of the date of this statement, Ted Finkelstein has vested options to purchase 81,760 share of Common Stock.

On February 20, 2009, the Issuer granted Ralph Porpora options to purchase 66,800 shares of Common Stock at an exercise price of $0.18 per share under the Issuer’s 2007 Stock Incentive Plan, which options were scheduled to vest in 20% annual increments.  As of the date of this statement, Ralph Porpora has vested options to purchase 53,440 share of Common Stock.

On March 11, 2009, Prime Partners sold 282,500 shares of Common Stock to Michael P. Ryan pursuant to a demand promissory note, and on March 11, 2009, Prime Partners sold 282,500 shares of Common Stock to Ralph A. Porpora pursuant to a demand promissory note.

On May 14, 2010, Carole Enisman received, as a gift, 10,675 shares of Common Stock from her mother.

On June 20, 2013, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with National Holdings Corporation, a Delaware corporation (“National”) and National Acquisition Corp., a Delaware corporation, and a wholly-owned subsidiary of National ("Merger Sub"). Upon the terms and subject to the conditions set forth in the Merger Agreement, the Isuer will become a wholly-owned subsidiary of National through a merger of Merger Sub with and into the Issuer, with the Issuer as the surviving corporation (the "Merger").  In connection with the Merger, National and the Merger Sub entered into Voting and Support Agreements, dated as of June 20, 2013 (the “Voting Agreements”), with Prime Partners, Prime Partners II, Michael P. Ryan, Carole Enisman, Ted H. Finkelstein, Dennis Conroy and certain other stockholders of the Issuer (each a “Voting Stockholder" and collectively, the “Voting Stockholders”). Under the Voting Agreements, the Voting Stockholders agreed, among other things, to vote certain shares of the Common Stock as to which they have the right to vote (i) in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, and (ii) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement or of the Voting Stockholders contained in the Voting Agreements. The Voting Agreements provide that nothing contained in the agreements will be deemed to limit or affect a Voting Stockholder’s ability to approve a Superior Proposal (as defined therein).

In addition, to the extent certain Voting Stockholders are party to the Shareholder Agreement, the Voting Stockholders waived certain rights that may be triggered under the Shareholder Agreement and agreed to terminate the Shareholder Agreement at closing of the Merger.

The summary of the terms of the Voting Agreements is qualified in its entirety by the terms of such agreements, a form of which is filed herewith and incorporated by reference hereto as Exhibit 2.

Except as set forth in this Schedule 13D, the Shareholder's Agreement and the Voting Agreements none of the Reporting Persons have any plans or proposals that relate to or would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO. 375908100

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

      (a) and (b) On June 20, 2013, there were 96,446,179 shares of Common Stock issued and outstanding. The following are the share holdings and ownership percentages of the Common Stock owned by the Reporting Persons on June 20, 2013.

Shareholder	Aggregate Amount of Shares Beneficially Owned and Percentage		Total Shares Individually Owned and Percentage
Prime Partners	1,093,798	1.13%	1,093,798	1.13%
Prime Partners II	15,420,000	15.99%	15,420,000	15.99%
Michael P. Ryan	17,430,594	18.05%	642,580	*
Ralph Porpora	16,849,738	17.46%	335,940	*
Carole Enisman	274,216	*	274,216	*
Ted H. Finkelstein	4,420,548	4.58%	4,420,548	4.58%
Dennis Conroy	537,098	*	537,098	*
*Less than 1%

      As a result of the Shareholder's Agreement, the Reporting Persons and Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P.I and WebFinancial Corporation may be deemed to be a "group" within the meaning of Rule 13d-5 of the Act, and the "group" may be deemed to be the owner of 63,515,453 shares of Common stock on June 20, 2013, or 65.69% of the total issued and outstanding Common Stock of the Issuer on June 20, 2013. The Reporting Persons hereby disclaim the beneficial ownership in the shares of Common Stock owned by Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P.I and WebFinancial Corporation. The filing of this Schedule shall not be construed as an admission by the Reporting Persons that a "group" exists, or that any of the Reporting Persons is a beneficial owner of any securities other than those directly held by such Reporting Person.

      (c), (d) and (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

See Item 4, Purpose of Transaction, for a description of the Shareholders Agreement and the Voting Agreements. The summary of the terms of the Shareholders Agreement and Voting Agreements are qualified in their entirety by the terms of such agreements, which are incorporated by reference to the agreements filed herewith and incorporated by reference hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated to read as follows:

Exhibit 1.	Shareholders Agreement dated August 20, 2007. (Previously filed.)
Exhibit 2.	Form of Voting and Support Agreement. (Incorporated by reference to the Issuer’s Current Report on Form 8-K dated June 21, 2013.)

CUSIP NO. 375908100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2013

PRIME PARTNERS, INC.
By: /s/ Ralph A. Porpora
Ralph A. Porpora, Vice President

PRIME PARTNERS II, LLC
By: /s/ Ralph A. Porpora
Ralph A. Porpora, Member and Manager

/s/ Ralph Porpora
Ralph Porpora

/s/ Michael P. Ryan
Michael P. Ryan

/s/ Carole Enisman
Carole Enisman

/s/ Ted H. Finkelstein
Ted H. Finkelstein

/s/ Dennis Conroy
Dennis Conroy